UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)                    ☐
Securities Act Rule 802 (Exchange Offer)                    ☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)                ☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)            ☐
Exchange Act Rule 14e-2(d) (Subject Company Response)            ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

TITAN EUROPE PLC
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

United Kingdom
(Jurisdiction of Subject Company's Incorporation or Organization)

TITAN INTERNATIONAL, INC.
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Arden Partners plc
Attn: Chris Hardie
125 Broad Street, London, EC2N 1AR
Telephone: +44 (0) 207 614 5917
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 10, 2012
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.     Home Jurisdiction Documents

(a)	The following documents are attached as exhibits to this Form:

Titan International Inc. proposed issue of up to 6,240,833 New Titan International Common Shares to Titan Europe Shareholders in connection with Titan International's offer for Titan Europe Plc, a copy of which is furnished as Exhibit 99.1 to this Form CB.

Recommended Share Offer by Titan International, Inc. to acquire the entire share capital of Titan Europe plc other than those shares already owned by Titan Luxembourg S.a.r.l., a wholly owned subsidiary of Titan International Inc., a copy of which is furnished as Exhibit 99.2 to this Form CB.

Form of Acceptance Recommended Share Offer by Titan International, Inc. to acquire the entire Share Capital of Titan Europe plc, a copy of which is furnished as Exhibit 99.3 to this Form CB.

(b)	Not applicable.

Item 2.     Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included on page 27 of Exhibit 99.1 under the heading “IMPORTANT INFORMATION-Notice to all Titan Europe Shareholders and potential investors-United States”. The legend has also been included in paragraph 19 of Part II on page 19 of Exhibit 99.2 under the heading “Notice to US shareholders of Titan Europe Shares,” with a cross-reference on the cover page of Exhibit 99.2.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	The following documents are attached as exhibits to this Form:
Amended and Restated Articles of Incorporation of the Company, Exhibit 3.1 to this Form CB.
Bylaws of the Company, Exhibit 3.2 to this Form CB.
Audited consolidated financial statements of Titan International for the year ended 31 December 2011, Exhibit 13.1 to this Form CB.
Audited consolidated financial statements of Titan International for the year ended 31 December 2010, Exhibit 13.2 to this Form CB.
Audited consolidated financial statements of Titan International for the year ended 31 December 2009, Exhibit 13.3 to this Form CB.
Grant Thornton UK LLP report on Unaudited Pro Forma Financial Information of the Titan International Group, Exhibit 99.4 to this Form CB.
Grant Thornton UK LLP report on profit forecast, Exhibit 99.5 to this Form CB.

Titan Europe's Annual Report for the financial year ended 31 December 2011, Exhibit 99.6 to this Form CB.
CSN Facility, Exhibit 99.7 to this Form CB.
Grant Thornton UK LLP consent letter - Prospectus, Exhibit 99.8 to this Form CB.
Grant Thornton UK LLP consent letter - Offer Document, Exhibit 99.9 to this Form CB.
Seymour Pierce consent letter - Prospectus, Exhibit 99.10 to this Form CB.
Seymour Pierce consent letter - Offer Document, Exhibit 99.11 to this Form CB.
Seymour Pierce consent letter - Option Letter, Exhibit 99.12 to this Form CB.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS
Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TITAN INTERNATIONAL, INC.

Date:	September 14, 2012	By:	/s/ PAUL G. REITZ
Paul G. Reitz
Chief Financial Officer
(Principal Financial Officer)

EXHIBIT INDEX

Exhibit No.	Description
3.1 (a)	Amended and Restated Articles of Incorporation of the Company
3.2 (b)	Bylaws of the Company
13.1 (c)	Audited consolidated financial statements of Titan International for the year ended 31 December 2011
13.2 (d)	Audited consolidated financial statements of Titan International for the year ended 31 December 2010
13.3 (e)	Audited consolidated financial statements of Titan International for the year ended 31 December 2009
99.1*	Titan International, Inc. proposed issue of up to 6,240,833 New Titan International Common Shares to Titan Europe Shareholders in connection with Titan International's offer for Titan Europe Plc.
99.2*
Recommended Share Offer by Titan International, Inc. to acquire the entire share capital of Titan Europe plc other than those shares already owned by Titan Luxembourg S.a.r.l., a wholly owned subsidiary of Titan International Inc.

99.3*	Form of Acceptance Recommended Share Offer by Titan International, Inc. to acquire the entire Share Capital of Titan Europe plc
99.4*	Grant Thornton UK LLP report on Unaudited Pro Forma Financial Information of the Titan International Group
99.5*	Grant Thornton UK LLP report on profit forecast
99.6*	Titan Europe's Annual Report for the financial year ended 31 December 2011
99.7*	CSN Facility
99.8*	Grant Thornton UK LLP consent letter - Prospectus
99.9*	Grant Thornton UK LLP consent letter - Offer Document
99.10*	Seymour Pierce consent letter - Prospectus
99.11*	Seymour Pierce consent letter - Offer Document
99.12*	Seymour Pierce consent letter - Option Letter
*Filed herewith

(a)	Incorporated by reference to the same numbered exhibit contained in the Company's Form 10-Q for the quarterly period ended September 30, 2010 (No. 1-12936)

(b)	Incorporated by reference to the same numbered exhibit contained in the Company's Registration Statement on Form S-4 (No. 33-69228).

(c)	Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2011 (No. 1-12936)

(d)	Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2010 (No. 1-12936)

(e)	Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2009 (No. 1-12936)